September 26, 2007

Mail Stop 4561

David R. Morgan
Managing Director and Chief Executive Officer
Westpac Banking Corporation
275 Kent Street
Sydney, NSW 2000, Australia

Re: **Westpac Banking Corporation**
        Form 20-F for the Fiscal Year ended September 30, 2006
        File No. 001-10167

Dear Mr. Morgan:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended September 30, 2006

Financial Statements for the years ended 30 September 2006 and 2005

Income Statements, page 81

1. We note "net operating income" excludes "operating expenses" and "impairment on loan losses". Paragraph BC13 of IAS 1 states that in the Board's view, it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities, even if that had been industry practice. Please tell us:
    * Why you believe each of these items should be excluded from net operating income, given their nature and the guidance in IAS 1; and

- Why you believe the presentation of "net operating income", apart from "profit/ (loss)" provides meaningful information to users of your financial statements.

Notes to the Financial Statements

Note 49. Reconciliation with US Generally Accepted Accounting Principles

(viii) General provision for bad and doubtful debts

2. We note that you recorded a significant reduction in your US GAAP allowance for loan losses upon the adoption of IFRS. Your disclosure on page 229 states that in order to meet the specific requirements of AASB 139, the method used to estimate the Group's general provision for bad and doubtful debts was changed and that since the requirements of AASB 139 are consistent with the range of acceptable outcomes under US GAAP, the change in the amount of the provision was treated as a change in estimate under US GAAP. In order to more fully understand your accounting behind this change and the reasons for treating it as a change in estimate as opposed to a correction of an error, please tell us, and to the extent applicable, revise your next periodic filing to address the following:
   - how you determined this element (i.e., general SFAS 5 provision) of your US GAAP allowance before and after the adoption of IFRS;
   - the specific changes made to your US GAAP allowance methodology upon adoption of IFRS (i.e., changes in discounting, changes to loss rates and/or loss emergence periods, etc);
   - the approximate amount or percentage impact that these specific changes had on the reduction in your US GAAP allowance upon adoption of IFRS; and
   - how you determined that any changes or enhancements made to your process were not required to have been part of your historical US GAAP methodology for the allowance for loan losses.

3. To the extent your US GAAP methodology for estimating the allowance for loan losses has been refined due to the introduction of a loss emergence period based approach compared to previously used statistical estimation processes using "horizon periods", please tell us, and to the extent applicable, revise your next period filing to address the following:
   - how you define "loss emergence period" and "horizon period";
   - how your review of historical loss emergence patterns in your portfolio impacted assumptions used in previous statistical estimation processes using "horizon periods"; and
   - the reasons historical loss emergence patterns were not previously taken into account when estimating the allowance for loan loss.

4. As a related matter, please tell us how you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP. In preparing your response, at a minimum address the fact that US GAAP guidance for

determining the allowance for loan losses, including SFAS 5, SAB 102, the AICPA
Audit and Accounting Guide – Depository and Lending Institutions and EITF D-80,
has not changed recently thus suggesting that those principles may not have been
properly applied in prior years.

*********

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at
(202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief